UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

Date of Report: January 17, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. (the “Company”) on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717,  333-258514 and 333-267760), to the extent not superseded by documents or reports subsequently filed.

Information contained in this Report

On January 17, 2023, Calyxt, Inc., a Delaware corporation (“Calyxt”) in which the Company holds a 49.1% equity interest, and Cibus Global LLC, a Delaware limited liability company (“Cibus”), announced that Calyxt and Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Calyxt, entered into an Agreement and Plan of Merger with Cibus and certain other parties named therein (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction. The transaction combines two companies in agriculture-based gene editing, with facilities for trait development and next-generation plant breeding. Following the closing of the merger, the Company is expected to own approximately 2.5% of the equity interests of the combined company. In connection with the Merger Agreement, the Company executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof.

The closing of the transaction is subject to the approval of Calyxt’s stockholders, the approval of Cibus’ members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions. In connection with the transaction, Calyxt will file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, registering the issuance of the shares of common stock to be issued as merger consideration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A
(Registrant)
Date: January 17, 2023
	By:	/s/ André Choulika
	Name:	André Choulika
	Title:	Chief Executive Officer

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